TRADITIONAL GUARANTEED PARTIAL WITHDRAWAL BENEFIT ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and is effective as of the date specified on the Contract Schedule. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supplements the section of the Contract entitled "Annuity Provisions".

GUARANTEED PARTIAL WITHDRAWAL BENEFIT (GPWB): The GPWB provides for a guaranteed income benefit that you can elect to receive. The annual GPWB payment is a partial withdrawal equal to 10% of the GPWB Value on the Contract Anniversary when the benefit is exercised. The benefit must be exercised within 30 days following a Contract Anniversary following the Waiting Period shown on the Contract Schedule.

Each GPWB payment reduces the GPWB value. Any partial withdrawal in excess of the GPWB payment reduces the GPWB Value by the percentage of the excess Contract value you withdraw (prior to any MVA but including any withdrawal charge).

The benefit is paid annually 30 days following each Contract Anniversary unless that day is not a business day. If the 30th day after your Contract Anniversary is not a business day, we will make payments to you on the next business day.

We will deduct the GPWB payment from the Contract Value in proportion to the Contract Value in each of the Investment Options and if available, any Fixed Account Option. Any applicable MVA will not affect your GPWB payment but any amount deducted from the Contract Value in the Fixed Account will reflect any applicable MVA.

Any partial withdrawal privilege no longer applies once you elect to begin receiving GPWB payments. Any withdrawal charges will not apply to the GPWB payments. Withdrawal charges will apply to any additional partial withdrawals in excess of the GPWB payment in any given year.

After the date of benefit exercise under the GPWB,
o    No additional Purchase Payments will be accepted; and
o The value of other guaranteed minimum income and death benefits no longer increase, but they will decrease by the benefits paid under the GPWB and they will decrease by the percentage of any Contract Value withdrawn (prior to any MVA but including any withdrawal charge) in excess of the GPWB payment.

CALCULATION OF THE GPWB VALUE:
If the Endorsement effective date is the same as the Contract Issue Date:
The GPWB Value, before the date of death and the date of benefit exercise of the GPWB, is equal to Purchase Payments reduced by each withdrawal's percentage of the Contract Value withdrawn prior to any applicable MVA but including any withdrawal charges.

If the Endorsement effective date is later than the Contract Issue Date:
The GPWB Value before the date of death and the date of benefit exercise of the GPWB is set equal to the Contract Value on the Endorsement effective date plus Purchase Payments made since the endorsement effective date reduced by each withdrawal's percentage of the Contract Value withdrawn prior to any applicable MVA but including any withdrawal charges since the endorsement effective date.

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After the date of benefit  exercise under the GPWB, the GPWB Value  decreases by the benefits paid under the GPWB, and it decreases by the percentage of any Contract Value withdrawn (prior to any applicable MVA but including any withdrawal charges) in excess of the GPWB payments.

Withdrawal charges are used to also mean Contingent Deferred Sales Charges, where applicable. The term withdrawal is used to also mean surrender, where applicable.

If Joint Owners are named, the Age of the older Contract Owner will be used to determine the GMIB Value. If a non-individual owns the Contract, then Contract Owner shall mean Annuitant and the Annuitant's Age is used to determine the withdrawal benefit.

CONDITIONS FOR TERMINATION OF THE GPWB:
This benefit will terminate on the Income Date or when the Contract terminates.

Annual payments under the GPWB will continue until the GPWB Value is less than your annual GPWB payment. At that time we will pay you the balance of your GPWB Value. At the time the last GPWB payment has been paid, you have the option of either:

o Receiving Annuity Payments under an Annuity Option you select based on any remaining Contract Value (adjusted for any applicable MVA and any applicable Premium Tax); or
o Receiving any remaining Contract Value (adjusted for any applicable MVA, withdrawal charges and any applicable Premium Tax) in a lump sum.

We will send you notice at least 30 days before the last benefit payment date to ask for your instructions. If we do not receive instructions by the date the last GPWB payment is to be paid, we will pay you the remaining Contract Value (adjusted for any applicable MVA, withdrawal charges and any applicable Premium
Tax) in a lump sum.

BENEFIT CHARGE:
The charge for this benefit is included in the mortality and expense risk charge shown in the Contract Schedule.

         Signed for Allianz Life Insurance Company of North America by:

                       [Suzanne J. Pepin]           [Charles Kavitsky]
                        Suzanne J. Pepin             Charles Kavitsky
                Senior Vice President, Secretary         President
                    and Chief Legal Officer

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